BLACKROCK

400 Howard Street San Francisco, CA 94105 1-800-iShares (1-800-474 -2737) www.iShares.com

January 12, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tom Kluck

Re:	iShares® S&P GSCI Commodity-Indexed Trust (registrant)
iShares® S&P GSCI Commodity-Indexed Investing Pool LLC (co-registrant)
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 25, 2011
File No. 001-32947 (registrant)
File No. 001-32948 (co-registrant)

Dear Mr. Kluck:

Reference is hereby made to your letter dated December 29, 2011, pursuant to which the staff of the Division of Corporation Finance provided comments to the Annual Report on Form 10-K for the year ended December 31, 2010 filed by the iShares® S&P GSCI Commodity-Indexed Trust (the “Trust”) and the iShares® S&P GSCI Commodity-Indexed Investing Pool LLC (the “Investing Pool” and, together with the Trust, the “Registrants”) on February 25, 2011. Set forth below are the responses to those comments. For your convenience, the text of each comment is reproduced in italics before our response.

Form 10-K for Fiscal Year Ended December 31, 2010

1.	In future Exchange Act periodic reports, please disclose your Authorized Participants.

The Registrants will include in Item 1 (Business) of future Annual Reports on Form 10-K a list of the entities having the status of Authorized Participants as of the date of the filing.

Investment Objectives of the Trust and the Investing Pool, page 2

2.	We note that the “investment objective of the Trust is to seek investment results, through the Trust’s investment in the Investing Pool, that corresponds generally, but are not necessarily identical, to the performance of the Index.” In future Exchange Act periodic reports, please include a more detailed discussion of how the futures will be used to achieve the investment objective and the ways in which the investment results are not necessarily identical to the performance of the index. Lastly, where appropriate, in future Exchange Act filings, please include a chart showing the trust’s performance compared to the benchmark performance for the last fiscal year.

The Registrants respectfully submit that the commodity excess return futures (“CERFs”) held by the Investing Pool are based on the level of the S&P GSCI Excess Return Index (the “S&P GSCI-ER”), whereas the investment objective of the Trust is to track the results of the S&P GSCI Total Return Index (the “S&P GSCI-TR”). As explained on page 9 of the Form 10-K submitted for the fiscal year ended December 31, 2010 (the “2010 10-K”), the S&P GSCI-TR (which is defined as the “Index” on page 1 of the 2010 10-K) reflects the value of an investment in the S&P GSCI-ER together with a Treasury bill return.

The Registrants endeavor to reflect the returns on these two components separately, through 1) positions in CERFs, (which reflect the S&P GSCI-ER component and are long-dated futures contracts based on the level of the S&P GSCI-ER) and 2) the Treasury bills held to collateralize those CERF positions (which reflect the Treasury bill return component).

The investment results of the Trust may not be identical to the performance of the Index for several reasons. The returns of the Trust may deviate from that of the Index due to differences between the settlement price of the CERFs, as determined and published by the Chicago Mercantile Exchange (the “CME”), and the closing level of the S&P GSCI-ER, as calculated by the index providers, and due to differences between the return on the Treasury bills collateralizing the CERFs held by the Investing Pool and the U.S. Treasury rate used to calculate the Treasury bill return component of the Index. Other reasons for the deviations of returns between the Trust and the Index may arise due to differences in the frequency and schedule of the roll in connection with the process of rolling the CERFs and synthetically rolling the underlying commodities futures contracts that are included in the S&P GSCI-ER and the Index, as well as the payment of expenses and liabilities by the Registrants.

The Registrants will include the requested chart showing the Trust’s performance against the Index in future Annual Reports on Form 10-K.

During a period when commodity prices are fairly stationary…, page 17

3.	In future Exchange Act periodic reports, please include a chart showing the impact of backwardization or contago, to the extent applicable. Also, please discuss whether the trust would perform better in a contango market or a backwardization market.

The Registrants respectfully submit that “backwardation” and “contango” are terms that describe the relationship between the price of futures contracts in a commodity and the spot price for the same commodity. Because there are several different futures contracts (including the CERFs themselves and the underlying commodities futures contracts that are included in the S&P GSCI-ER and the Index) that may directly or indirectly impact the performance of the Trust, any complete discussion of the effect of backwardation or contango on the performance of the Trust would have several layers and would need to consider the market for each futures contract individually as well as collectively. For the reasons explained below, the Registrants respectfully submit that any such discussion would provide little useful information for, and be confusing and potentially misleading to, investors.

Backwardation and contango may directly or indirectly impact both 1) the price and performance of the CERFs and 2) the performance and levels of the S&P GSCI-ER and the Index. CERFs are long-dated index futures contracts based on the level of the S&P GSCI-ER. As a result, the Trust’s performance could be separately affected by both contango or backwardation in the market for the CERFs themselves, which could affect the Trust’s returns whenever the CERFs themselves are rolled, as they were in early 2011, as well as contango or backwardation in the markets for each of the contracts included in the S&P GSCI-ER and the Index, which would be reflected indirectly in the CERF’s settlement price.

Contango or backwardation is driven by the shape of the term structure of the applicable futures contracts in question. Its effects include the realizing of gains (backwardation) or losses (contango) upon rolling futures contracts. Rolling entails simultaneously closing out a previously established position in a near-term expiring contract at a certain price and establishing a new position in a contract with a more distant expiration at another price. Unlike the underlying commodities futures contracts that are included in the S&P GSCI-ER and the Index, which roll synthetically through the application of formulas in the index methodology determined by the index providers, the CERFs held by the Trust are rolled through actual purchases and sales near expiration at the end of a multi-year term.

While backwardation and contango in the market for the CERFs could affect the Trust’s returns, the long expiration of CERF contracts makes this occurrence infrequent. As discussed on page 7 of the 2010 10-K, the first CERFs were listed on the CME in 2006 with an expiration date of March 2011. Therefore, the CERFs have only expired once and the Investing Pool has only rolled its CERF positions once. The March 2011 expiration would be the Registrants’ only basis for a discussion or chart on the effects of backwardation or contango in the market for the CERFs, making the value of any information presented in any such chart extremely limited. The Registrants respectfully submit that the inclusion of such a chart could induce investors to draw conclusions that may be too categorical, given the limited value of such a chart.

Unlike the CERFs held by the Trust which are rolled through the actual sale or settlement of existing CERF positions and purchases of new CERF positions near the expiration at the CERFs’ multi-year term, the underlying commodities futures contracts that are included in the S&P GSCI-ER and the Index roll synthetically on a more frequent basis by means of the application of formulas in the index methodology determined by the index providers. In addition, because the component futures of the S&P GSCI-ER and the Index include 24 underlying futures contracts at any one point in time, and as the contracts are rolled at various frequencies as determined by the index methodology, and as the weights assigned to various commodities are reviewed and updated annually as determined by the index methodology, providing static information on the degree of backwardation or contango at any given point in time may not provide any relevant information to the performance characteristics of the S&P GSCI-ER or the Index as they are composed in the future. The effects of backwardation or contango on the performance of the S&P GSCI-ER and the Index would only be relevant for a particular futures contract during the periods for which such contract was included in the S&P GSCI-ER and the Index. As a result, any such chart would require composing a separate index reflecting composite backwardation or contango information for each such component over time or would require multiple charts for each historical component of the S&P GSCI-ER and the Index relating to the various periods during which these contracts were included as components. Either method could be prone to error, due to the complexity involved. Either method may also be subject to a certain degree of subjectivity or arbitrary cut-offs. Accordingly, we respectfully submit that any such chart(s) would be confusing and/or of limited value to investors.

The performance of the S&P GSCI-ER and the Index are generally affected by consistent trends of backwardation or contango for prolonged periods, as described on p. 17, rather than point-in-time calculations of backwardation and contango, thus making charted comparisons of backwardation or contango to performance confusing and potentially misleading to investors.

In addition, the inclusion of quantified information on backwardation and contango in the disclosure document may not yield any clearly identifiable trends for investors to identify. For example, according to publicly available information provided by Standard & Poor’s and Bloomberg, as of December 31, 2011, comparing component futures contract prices with contract prices one year out on the term structure, gas-oil exhibited backwardation of 3.0%, whereas coffee exhibited contango of 4.9%. In the year prior, as of December 31, 2010, gas-oil exhibited contango of 4.2% while coffee exhibited backwardation of 6.1%. The Registrants respectfully submit that inclusion of individual movements, such as the above, would be of limited or no benefit to investors in better understanding the performance of the Trust.

Regulatory developments with respect to the futures and over-the-counter markets…, page 17

4.	In future Exchange Act periodic reports, please include disclosure regarding how close you are to reaching such position limits, as applicable.

As described on page 24 of the 2010 10-K, the applicable limitation on the Investing Pool’s ability to hold CERFs are the speculative position limits imposed by the CME. CME speculative position limits typically prohibit any person from holding a position of more than 10,000 contracts (the “Exchange Position Limits”). The Investing Pool obtained from the CME a risk management exemption from the Exchange Position Limits permitting the Investing Pool to hold up to 70,000 contracts until December 30, 2011 (the “2011 CME Relief”). The Investing Pool has applied for similar relief for fiscal year 2012, and is currently operating under a temporary waiver granted by the CME to all market participants which extends the waiver granted in the 2011 CME Relief until May 31, 2012. As stated on page 32 of the 2010 10-K, as of December 31, 2010, the Investing Pool, operating under similar relief previously granted by the CME, held 37,430 CERF contracts.

The Registrants respectfully submit that the Investing Pool and Trust are not currently subject to the individual commodity position limits discussed on pages 17 and 18. The disclosure referenced in the initial comment is included to identify a potential risk which could indirectly impact the CERFs by affecting the liquidity and pricing of the commodities underlying the CERFs, or impact the exchange position limits enforced by the CME or the relief granted to market participants by the CME.

* * *

As requested, the Registrants hereby acknowledge as follows:

•	Each Registrant is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned the undersigned at (415) 670-4663 or Andrew Josef at (415) 670-2059, should you have any further questions.

Sincerely,

BlackRock Asset Management International Inc.,

in its capacity as the sponsor of the Trust

By:	/s/ Jack Gee
Name: Jack Gee
Title: Managing Director